Via Facsimile and U.S. Mail
Mail Stop 6010

July 26, 2007

Mr. Richard M. Glickman
Chairman and Chief Executive Officer
Aspreva Pharmaceuticals Corporation
1203 – 4464 Markham Street
Victoria, B.C. V8Z 7X8
Canada

> **Re: Aspreva Pharmaceuticals Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-51169**

Dear Mr. Glickman:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant